UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-39259

China Liberal Education Holdings Limited

Zhongguancun MOOC Times Building, Room 1618

18 Zhongguancun Street, Haidian District

Beijing, People’s Republic of China 100190

+86-010-6597-8118

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Appointment of Independent Directors

On July 20, 2021, the board of directors of China Liberal Education Holdings Limited (the “Company”) appointed Mr. Wandong Chen and Ms. Xinyu Deng as independent directors of the Company and approved to increase the number of directors of the Company from five (5) to seven (7) in accordance with the Company’s Amended and Restated Articles of Association currently in effect. The biographical information of Mr. Wandong Chen and Ms. Xinyu Deng is set forth below.

Mr. Wandong Chen has served as the Company’s independent director since July 2021. Mr. Wandong Chen has over 17 years of experience in accounting and finance. Mr. Wandong Chen has served as a partner at Moore Stphens Da Hua CPAs since December, 2016. Prior to that, Mr. Wandong Chen served as the deputy general manager at Beijing De He CPAs from May 2010 to November 2016. Mr. Chen received his bachelor’s degree in accounting from Harbin University of Commerce in 2000.

Ms. Xinyu Deng has served as the Company’s independent director since July 2021. Since September 2010, Ms. Deng has served as the chief general counsel at Baomihua.com, a China-based media company. Prior to that, Ms. Deng served as a lawyer at Beijing Mingtai Law Firm from May 2009 to August 2010 and a lawyer at Yingke Law Firm from January 2005 to April 2009. Ms. Deng received her bachelor’s degree in law from Peking University in 2001.

Each of Mr. Wandong Chen and Ms. Xinyu Deng does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Liberal Education Holdings Limited

Date: July 23, 2021	By:	/s/ Ngai Ngai Lam
	Name:	Ngai Ngai Lam
	Title:	Chief Executive Officer and Chairperson of the Board of Directors

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